Filed Pursuant to Rule 424(b)(3)
Registration No. 333-114564

PROSPECTUS SUPPLEMENT NO. 1
TO PROSPECTUS DATED FEBRUARY 5, 2010

China Carbon Graphite Group

3,596,725 Shares of Common Stock

This prospectus supplement relates to our prospectus dated February 5, 2010  providing for the resale by certain selling stockholders identified on pages 44-46 of such prospectus of up to 3,596,725 shares of our common stock, par value $0.001 per share.

You should read this prospectus supplement in conjunction with our prospectus dated February 5, 2010, as supplemented. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

This prospectus supplement includes the attached Quarterly Report on Form 10-Q of China Carbon Graphite Group for the quarterly period ended June 30, 2010, filed with the Securities and Exchange Commission on August 16, 2010.

Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 8 of the prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 16, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)
☒ QUARTERLY REPORT UNDER SECTION 13 OR 15 (D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2010

☐ TRANSITION REPORT UNDER SECTION 13 OR 15 (D) OF THE EXCHANGE ACT

For the transition period from                 to

Commission File Number:  333-114564

CHINA CARBON GRAPHITE GROUP, INC.
 (Name of Registrant as specified in its charter)

Nevada	98-0550699
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)

China Carbon Graphite Group, Inc.
c/o Xinghe Yongle Carbon Co., Ltd.
787 Xicheng Wai
Chengguantown
Xinghe County
Inner Mongolia, China
 (Address of principal executive office)

(86) 474-7209723
 (Registrant’s telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if smaller reporting company)	☐	Smaller reporting company	☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☑

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 20,160,161 shares of common stock are issued and outstanding as of August 16, 2010.

CHINA CARBON GRAPHITE GROUP, INC. AND SUBSIDIARIES
FORM 10-Q
June 30, 2010

PART 1 - FINANCIAL INFORMATION

Item 1.  Financial Statements.

China Carbon Graphite Group, Inc. and Subsidiaries
Consolidated Balance Sheets
	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
ASSETS

Current Assets
Cash and cash equivalents	$8,059,541	$2,709,127
Trade accounts receivable, net	4,939,413	5,170,419
Notes receivable	-	248,452
Other receivables	388,786	1,130,795
Advance to suppliers, net	6,396,109	790,767
Inventories	16,624,654	16,430,754
Prepaid expenses	46,423	50,000
Total current assets	36,454,926	26,530,314

Property and equipment, net	23,134,856	23,913,965

Construction in progress	2,038,974	2,045,176

Land use rights, net	8,671,128	3,548,273
	$70,299,884	$56,037,728

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$8,113,983	$2,005,583
Advance from customers	923,931	1,084,206
Trade notes payable	7,343,653	-
Short term bank loans	8,859,713	8,573,901
Long term bank loan - current portion	1,615,604	1,613,566
Taxes payable	183,527	370,777
Other payables	1,792,185	922,109
Dividends payable	24,790	-
Total current liabilities	28,857,386	14,570,142

Accounts payable in long term	1,032,671	1,243,842
Long term bank loan - non-current portion	1,615,6048	1,613,566
Warrant liabilities	25,484	708,091
Total liabilities	$31,531,145	$18,135,641

Stockholders' Equity
Convertible preferred stock, par value $0.001 per share,
authorized 20,000,000 shares, issued and outstanding 125,000 at
December 31, 2009 and none at June 30, 2010, respectively	$-	$125
Convertible series B preferred stock, par value $0.001 per share, authorized 3,000,000 shares, issued and outstanding 2,160,500 shares
at December 31, 2009 and 1,275,000 at June 30, 2010, respectively	1,275	2,161
Common stock authorized 100,000,000 shares $0.001 par
value; issued and outstanding 20,160,161 and 18,121,661 shares
at June 30, 2010 and December 31, 2009, respectively	20,160	18,122
Additional paid-in capital	14,569,502	13,298,332
Accumulated other comprehensive income	5,083,626	5,037,062
Retained earnings	19,094,176	19,546,285
Total stockholders' equity	38,768,739	37,902,087
Total liabilities and stockholders' equity	$70,299,884	$56,037,728
The accompanying notes are an integral part of these financial statements

China Carbon Graphite Group, Inc and subsidiaries
Consolidated Statements of Operation and Comprehensive Income (Loss) (Unaudited)

	Six months ended June 30,
	2010	2009

Sales	$8,095,207	$6,551,162
Cost of Goods Sold	6,842,398	4,856,982
Gross Profit	1,252,809	1,694,180

Operating Expenses
Selling expenses	46,697	317,914
General and administrative	1,391,723	457,410
Depreciation and amortization	38,227	38,179
	1,476,647	813,503
Operating Income(Loss) Before Other Income (Expense)
and Income Tax Expense	(223,838)	880,677

Other Income (Expense)
Other income	-	526,069
Other expenses	(2,926)	(1,461)
Interest income	-	94
Interest expense	(474,271)	(404,789)
Change in fair value of warrants	563,018	-
	85,821	119,913

Income (Loss) Before Income Tax Expense	(138,017)	1,000,590

Income tax expense	-	-

Net income	(138,017)	1,000,590

Deemed preferred stock dividend	(132,778))

Dividend	(51,433)	-

Net income (loss) available to common shareholders	(322,228)	1,000,590

Comprehensive income
Net income (loss)	(138,017)	1,000,590

Other comprehensive income
Foreign currency translation gain	46,564	48,745
Total Comprehensive Income (Loss)	$(91,453)	$1,049,335

Share data

Basic earnings per share	$(0.02)	$0.08

Diluted earnings per share	$(0.02)	$0.07

Weighted average common shares outstanding,
Basic	19,281,103	13,279,617

Weighted average common shares outstanding,
Diluted	19,281,103	14,044,160

The accompanying notes are an integral part of these financial statements

China Carbon Graphite Group, Inc and subsidiaries
Consolidated Statements of Operation and Comprehensive Income (Unaudited)

	Three months ended June 30,
	2010	2009

Sales	$3,248,351	$3,657,515

Cost of Goods Sold	3,019,732	2,804,230
Gross Profit	228,619	853,285

Operating Expenses
Selling expenses	21,704	9,269
General and administrative	987,787	321,415
Depreciation and amortization	10,887	19,099
	1,020,378	349,783
Operating Income (Loss) Before Other Income (Expense)
and Income Tax Expense	(791,759)	503,502

Other Income (Expense)
Interest expense	(268,123)	(206,444)
Other income	-	233,953
Change in fair value of warrants	1,783,448	-
Other expenses	(2,926)	(1,461)
	1,512,399	26,048)

Income Before Income Tax Expense	720,640	529,550

Income tax expense	-	-

Net income	720,640	529,550

Dividend	(15,204)	-

Net income available to common shareholders	$705,436	$529,550

Comprehensive income
Net income	720,640	529,550

Other comprehensive income
Foreign currency translation gain	146,086	3,831
Total Comprehensive Income	$866,726	$533,381

Share data

Basic earnings per share	$0.04	$0.04

Diluted earnings per share	$0.04	$0.04

Weighted average common shares outstanding,
Basic	20,068,117	13,785,470

Weighted average common shares outstanding,
Diluted	20,068,117	14,238,911

The accompanying notes are an integral part of these financial statements

China Carbon Graphite Group, Inc and Subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	Six months ended June 30,
	2010	2009
Cash flows from operating activities
Net Income (Loss)	$(138,017)	$1,000,590
Adjustments to reconcile net cash provided by
operating activities
Depreciation and amortization	847,371	673,508
Share based compensation	384,700	70,220
Change in fair value of warrants	(563,018)	-
Change in operating assets and liabilities
Accounts receivable	236,629	(535,950)
Notes receivable	247,815	(93,524
Other receivables	740,594	(716,403)
Advance to suppliers	(5,582,909)	(278,255)
Inventories	(172,484)	(471,121)
Prepaid expenses	3,577	(10,725)
Accounts payable and accrued expenses	5,870,586	553,844
Non-current accounts payable	-	275,263
Advance from customers	(161,026)	450,170
Trade notes payable	7,315,567	5,845,219
Taxes payable	(187,000)	(355,011)
Other payables	859,069	69,348
Net cash provided by operating activities	9,701,454	6,477,173

Cash flows from investing activities
Acquisition of property and equipment	(2,926)	(1,629,192)
Acquisition of land use rights	(5,137,024)	-
Construction in progress	8,751	(1,700,828)
Net cash used in investing activities	(5,131,199)	(3,330,020)

Cash flows from financing activities
Proceeds from issuing common stock	166,400	67,900
Proceeds from issuing series B preferred stock	338,850	-
Repayment of bank loans	-	(2,345,394)
Proceeds from short term loan	273,931	5,114,566
Dividends paid	(26,643)	-
Advance to related parties	-	290,876
Net cash provided by financing activities	752,538	3,127,948

Effect of exchange rate fluctuation	27,621	(1,395)

Net increase in cash	5,350,414	6,273,706

Cash and cash equivalents at beginning of period	2,709,127	51,799

Cash and cash equivalents at end of period	$8,059,541	$6,325,505

Supplemental disclosure of cash flow information

Interest paid	$474,270	$404,789
Income taxes paid	$-	$-

Non-cash financing and investing activities:

Deemed preferred stock dividend reflected in paid-in capital	$132,778	$-

Reclassification of warrant liability from equity	$158,910	$-

Issuance of common stock for consulting fee	$384,700	$70,220

The accompanying notes are an integral part of these financial statements

China Carbon Graphite Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the three months and six months ended June 30, 2010

1.  Organization and Business

China Carbon Graphite Group, Inc. (the “Company”), is a Nevada corporation, incorporated on February 13, 2003 under the name Achievers Magazine Inc. In connection with the reverse acquisition transaction described below, the Company’s corporate name was changed to China Carbon Graphite Group, Inc. on January 30, 2008.

On December 17, 2007, the Company completed a share exchange pursuant to a share exchange agreement, dated as of December 14, 2007, with Sincere Investment (PTC), Ltd. (“Sincere”), a British Virgin Islands corporation, which is the sole stockholder of Talent International Investment Limited (“Talent”), a British Virgin Islands corporation, which is the sole stockholder of Xinghe Yongle Carbon Co., Ltd. (“Yongle”), a company organized under the laws of the People’s Republic of China (the “PRC”). Pursuant to the share exchange agreement, the Company, then known as Achievers Magazine, Inc., issued 9,388,172 shares of common stock to Sincere in exchange for all of the outstanding common stock of Talent, and Talent became the Company’s wholly-owned subsidiary. From and after December 17, 2007, the Company’s sole business became the business of Talent, its subsidiaries and its affiliated variable interest entities.

Talent owns 100% of the stock of Yongle, which is a wholly foreign-owned enterprise under the laws of the PRC. Yongle is a party to a series of contractual arrangements with Xinghe Xingyong Carbon Co., Ltd. (“Xingyong”), a corporation organized under the laws of the PRC. Xingyong’s sole stockholder was, at the time of the transaction, the Company’s chief executive officer. These agreements give the Company the ability to operate and manage the business of Xingyong and to derive the profit (or sustain the loss) from Xingyong’s business. As a result, the operations of Xingyong are consolidated with those of the Company for financial reporting purposes. The relationship among the above companies is as follows:

The Company manufactures graphite electrodes, fine grain graphite, high purity graphite and other carbon derived products.

Stock distribution

On January 22, 2008, the Company effected a 1.6-for-one stock distribution whereby each share of common stock became converted into 1.6 shares of common stock. All references to share and per share information in these financial statements reflect this stock distribution.

2.	Basis of Preparation of Financial Statements

Management acknowledges its responsibility for the preparation of the accompanying interim consolidated financial statements which reflect all adjustments, consisting of normal recurring adjustments, considered necessary in its opinion for a fair statement of its consolidated financial position and the results of its operations for the interim period presented. These consolidated financial statements should be read in conjunction with the summary of significant accounting policies and notes to consolidated financial statements included in the Company’s Form 10-K annual report for the year ended December 31, 2009.

The accompanying unaudited consolidated financial statements for China Carbon Graphite Group, Inc., its subsidiaries and variable interest entity, have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 8-03 of Regulation S-X. Operating results for interim periods are not necessarily indicative of results that may be expected for the fiscal year as a whole.

The Company maintains its books and accounting records in Renminbi (“RMB”), and its reporting currency is United States dollars.

The financial statements have been prepared in order to present the financial position and results of operations of the Company, its subsidiaries and Xingyong, which is an affiliated company whose financial condition is consolidated with the Company pursuant to Accounting Standard Codification (ASC) Topic 810-10, formerly known as FIN 46R, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Yongle is a party to a series of contractual arrangements with Xingyong. These agreements include a management agreement pursuant to which 80% to 100% of Xingyong’s net income after deduction of necessary expenses, if any, is paid to Yongle and Yongle is responsible for paying Xingyong’s obligations incurred in connection with its business. For the six months ended June 30, 2010 and 2009, Xingyong paid 100% of its net income to Yongle. Yongle manages and controls all of the funds of Xingyong. Yongle also has the right to purchase Xingyong’s equipment and patents and lease its manufacturing plants, land and remaining equipment. This agreement is designed so that Yongle can conduct its business in China. Pursuant to two other agreements, the sole stockholder of Xingyong, who was, at the time of the transaction, the Company’s chief executive officer, has pledged all of his equity in Xingyong as security for performance of Xingyong’s obligations to Yongle. As a result, Xingyong is considered a variable interest entity.

3.    Summary of Significant Accounting Policies

Use of estimates - The preparation of these financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net sales and expenses during the reported periods.

Significant estimates included values and lives assigned to acquired property, equipment and intangible assets, reserves for customer returns and allowances, uncollectible accounts receivable, slow moving, obsolete and/or damaged inventory and stock warrant valuation. Actual results may differ from these estimates.

Cash and cash equivalents - The Company considers all highly liquid debt instruments purchased with maturity period of three months or less to be cash equivalents. The carrying amounts reported in the accompanying balance sheet for cash and cash equivalents approximate their fair value. Most of the Company’s cash is held in bank accounts in the PRC and is not protected by FDIC insurance or any other similar insurance. The Company’s bank account in the United States is protected by FDIC insurance.

Inventory - Inventory is stated at the lower of cost or market. Cost is determined using the weighted average method. Market value represents the estimated selling price in the ordinary course of business less the estimated costs necessary to complete the sale.

The cost of inventories comprises all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include fixed and variable production overhead, taking into account the stage of completion.

Accounts receivable - Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Property and equipment - Property and equipment is stated at the historical cost, less accumulated depreciation. Land use rights are being amortized to expense on a straight line basis over the life of the rights. Depreciation on property, plant and equipment is provided using the straight-line method over the estimated useful lives of the assets for both financial and income tax reporting purposes as follows:

Buildings	25 - 40 years
Machinery and equipment	10 - 20 years
Motor vehicles	5 years

Expenditures for renewals and betterments were capitalized while repairs and maintenance costs are normally charged to the statement of operations in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Upon sale or disposal of an asset, the historical cost and related accumulated depreciation or amortization of such asset were removed from their respective accounts and any gain or loss is recorded in the statements of income.

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment recorded during the six months ended at June 30, 2010 and 2009.

Construction in progress - Construction in progress represents the costs incurred in connection with the construction of buildings or additions to the Company’s plant facilities. No depreciation is provided for construction in progress until such time as the assets are completed and placed into service.

Land use rights - There is no private ownership of land in the PRC. The Company has acquired land use rights to a total of 6,356,209 square feet, on which a 290,626 square feet facility is located. The land use rights have terms of 50 years, with the land use right relating to 1,207,388 square feet expiring in 2050 and the land use right with respect to 1,148,821 square feet expiring in 2057. The cost of the land use rights is amortized over the 50-year term of the land use right. The Company evaluates the carrying value of intangible assets during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the intangible asset below its carrying amount.

Income recognition - Revenue is recognized in accordance with ASC 605-25, Revenue Recognition of Financial Statements, formerly known as Staff Accounting Bulletin No. 104, Revenue Recognition, which states that revenue should be recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the service has been rendered; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. The Company believes that these criteria are satisfied when the goods are shipped pursuant to a purchase order.

Interest income is recognized when earned.

Advertising - The Company expenses all advertising costs as incurred. There was no advertising expense for the six months ended June 30, 2010 and 2009.

Shipping and handling costs - The Company follows ASC 605-45, Handling Costs, Shipping Costs, formerly known as Emerging Issues Task Force (“EITF”) No. 00-10, Accounting for Shipping and Handling Fees and Costs.  The Company does not charge its customers for shipping and handling. The Company classifies shipping and handling costs as part of its operating expenses. For the six months ended June 30, 2010 and 2009, shipping and handling costs were $45,641 and $308,737, respectively.

Segment reporting - ASC 280, “Segment Reporting”, formerly known as Statement of Financial Accounting Standards (“SFAS”) No 131, “Disclosure about Segments of an Enterprise and Related Information,” requires use of the “management approach” model for segment reporting. Under this model, segment reporting is consistent with the manner that the Company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

The Company only sells carbon graphite products and sells only to Chinese distributors and end users and is in only one business segment.

Taxation - Taxation on profits earned in the PRC has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the PRC where the Company operates after taking into effect the benefits from any special tax credits or “tax holidays” allowed in the county of operations.

The Company does not accrue United States income tax since it has no operation in the United States. Its operating subsidiaries are organized and located in the PRC and do not conduct any business in the United States.

In 2006, the Financial Accounting Standards Board (FASB) issued ASC Topic 740 Income Taxes, formerly known as  FIN 48, which clarifies the application of SFAS 109 by defining a criterion that an individual income tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements and provides guidance on measurement, recognition, classification, accounting for interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the transition provisions, the Company adopted FIN 48 effective January 1, 2007.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the state. The Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current government officials.

Based on all known facts and circumstances and current tax law, the Company believes that the total amount of unrecognized tax benefits as of June 30, 2010 is not material to its results of operations, financial condition or cash flows. The Company also believes that the total amount of unrecognized tax benefits as of June 30, 2010, if recognized, would not have a material effect on its effective tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next twelve months producing, individually or in the aggregate, a material effect on the Company’s results of operations, financial condition or cash flows.

Enterprise income tax - Effective January 1, 2008, the new income tax law sets unified income tax rate for domestic and foreign companies at 25% except a 15% corporation income tax rate for qualified high technology and science enterprises. In accordance with this new income tax law, low preferential tax rate in accordance with both the tax laws and administrative regulations prior to the promulgation of this Law shall gradually transit to the new tax rate within five years after the implementation of this law.

The Company has been recognized as a high technology and science company by the Ministry of Science and Technology of the PRC. Therefore, Xing He District Local Tax Authority in the Nei Mongol province granted to the Company a tax holiday from 100% of enterprises income tax for 10 years from 2008 through 2018. Afterwards, based on the present tax law and the Company’s status as a high technology and science company, the Company will be subject to a corporation income tax rate of 15% effective in 2019.

The enterprise income tax is calculated on the basis of the statutory profit as defined in the PRC tax laws. This statutory profit computed differently from the Company’s net income under U.S. GAAP.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Value added tax - The Provisional Regulations of the PRC Concerning Value Added Tax promulgated by the State Council came into effect on January 1, 1994. Under these regulations and the Implementing Rules of the Provisional Regulations of the PRC Concerning Value Added Tax, value added tax (“VAT”) is imposed on goods sold in or imported into the PRC and on processing, repair and replacement services provided within the PRC.

VAT payable in the PRC is charged on an aggregated basis at a rate of 13% or 17% (depending on the type of goods involved) on the full price collected for the goods sold or, in the case of taxable services provided, at a rate of 17% on the charges for the taxable services provided, but excluding, in respect of both goods and services, any amount paid in respect of VAT included in the price or charges, and less any deductible value added tax already paid by the taxpayer on purchases of goods and services in the same financial year.

The Company has been granted an exemption from VAT by the Xing He County People’s Government and Xing He Tax Authority on some products in which an exchange agreement is in place for raw materials and fuel.

Contingent liabilities and contingent assets - A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. It can also be a present obligation arising from past events that is not recognized because it is not probable that the Company will incur a liability or obligations as a result. A contingent liability, which might occur but is not probable, is not recorded but is disclosed in the notes to the financial statements. The Company will recognize a liability or obligation when it is probable that the Company will incur it.

A contingent asset is an asset, which could possibly arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Company. Contingent assets are not recorded but are disclosed in the notes to the financial statements when it is likely that the Company will recognize an economic benefit. When the benefit is virtually certain, the asset is recognized.

Retirement benefit costs - According to PRC regulations on pensions, the Company contributes to a defined contribution retirement program organized by the municipal government in the province in which the Company was registered and all qualified employees are eligible to participate in the program. Contributions to the program are calculated at 23.5% of the employees’ salaries above a fixed threshold amount and the employees contribute 2% to 8% while the Company contributes the remaining 15.5% to 21.5%. The Company has no other material obligation for the payment of retirement benefits beyond the annual contributions under this program.

In addition, the Company is required by Chinese laws to cover employees in China with various types of social insurance. The Company believes that it is in material compliance with the relevant PRC laws.

Fair value of financial instruments - On January 1, 2008, the Company began recording financial assets and liabilities subject to recurring fair value measurement at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. On January 1, 2009 the Company began recording non-recurring financial as well as all non-financial assets and liabilities subject to fair value measurement under the same principles. These fair value principles prioritize valuation inputs across three broad levels. The three levels are defined as follows:

·	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

·
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

·	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

On January 13, 2010, the Company sold in a private placement a total of 320,000 shares of Series B Convertible Preferred Stock and five-year warrants to purchase 128,000 shares of common stock at an exercise price of $1.30 per share, for an aggregate purchase price of $384,000.   The Company also paid the private placement agent $38,400 and issued a five-year warrant expiring on January 13, 2015 to purchase 16,000 shares of common stock at an exercise price of $1.32 per share.

On March 29, 2010 and April 1, 2010, warrants to purchase 28,000 and 100,000 shares of common stock at $1.30 were exercised.

As of June 30, 2010, the Company had the following warrants outstanding:

	Number of shares of common stock to purchase	Average exercise price
“2007 Warrants”	125,000	$2.00
“2009 Warrants”	300,000	$1.22
“2009 Series B Warrants”	1,072,225	$1.30
“2010 Series B Warrants”	116,000	$1.30

The fair value of the 2007 Warrants to purchase 125,000 shares of common stock was$13, $79,650 and $10,913 at June 30, 2010, March 31, 2010 and December 31, 2009, respectively. The Company recognized a loss of $68,737 from the change in fair value of these warrants for the three months ended March 31, 2010 and a gain of $79,638 for the three months ended June 30, 2010.

The fair value of the 2009 Warrants to purchase 300,000 shares of common stock was $6,430, $132,040 and $22,190 at June 30, 2010, March 31, 2010 and December 31, 2009, respectively. The Company recognized a loss of $109,850 from the change in fair value of these warrants for the three months ended March 31, 2010 and a gain of $125,610 for the three months ended June 30, 2010.

The fair value of the 2009 Series B Warrants to purchase 1,072,225 shares of common stock was $17,144, $1,329,191 and $508,205 at June 30, 2010, March 31, 2010 and December 31, 2009, respectively. The Company recognized a loss of $945,126 from the change in fair value of these warrants for the three months ended March 31, 2010 and a gain of $1,312,047.

Warrants to purchase 28,000 shares of common stock was exercised on April 1, 2010, the fair value of these warrants was $42,039 at the exercise date and $12,468 at December 31, 2009, respectively. As a result, the Company recognized a loss of $29,571 on these warrants.

Warrants to purchase 100,000 shares of common stock was exercised on April 1, 2010, the fair value of these warrants was $124,140 at the exercise date and $44,530 at December 31, 2009, respectively. As a result, the Company recognized a loss of $79,610 on these warrants.

The fair value of 2010 Series B Warrants was $1,898, $178,715 at June 30, 2010 and March 31, 2010 and $76,810 at the issuance date, respectively. As a result, the Company recognized a loss of $101,905 for the three months ended March 31, 2010 and a gain of $142,013 for the three months ended June 30, 2010.

In summary, the Company recorded a total amount of $563,018 of changes in fair value of warrants in the Consolidate statement of income and comprehensive income for the six months ended June 30, 2010.

Warrants referred to in the preceding paragraphs do not trade in an active securities market, and as such, the Company estimates the fair value of these warrants using the Black-Scholes option pricing model using the following assumptions:

	June 30, 2010	March 31, 2010	December 31, 2009
2007 Warrants
Annual dividend yield	-	-	-
Expected life (years)	2.43	2.75	3
Risk-free interest rate	0.18%	0.16%	0.06%
Expected volatility	21%	22%	19%

	June 30, 2010	March 31, 2010	December 31, 2009
2009 Warrants
Annual dividend yield	-	-	-
Expected life (years)	4.3	4.5	4.75
Risk-free interest rate	0.18%	0.16%	0.06%
Expected volatility	21%	22%	19%

	June 30, 2010	March 31, 2010	December 31, 2009
2009 Series B Warrants
Annual dividend yield	-	-	-
Expected life (years)	4.5	4.75	5
Risk-free interest rate	0.18%	0.16%	0.06%
Expected volatility	21%	22%	19%

	June 30, 2010	March 31, 2010	Issuance date
2009 Series B Warrants
Annual dividend yield	-	-	-
Expected life (years)	4.54	4.8	5
Risk-free interest rate	0.18%	0.16%	0.06%
Expected volatility	21%	22%	19%

Expected volatility is based on the annualized daily historical volatility over a period of one year.  The Company believes this method produces an estimate that is representative of the Company’s expectations of future volatility over the expected term of these warrants. The expected life is based on the remaining term of the warrants. The risk-free interest rate is based on U.S.Treasury securities according to the remaining term of the warrants.

The following table sets forth by level within the fair value hierarchy of the Company’s financial assets and liabilities that was accounted for at fair value on a recurring basis as of March 31, 2010.

	Carrying Value at June 30,	Fair Value Measurement at June 30, 2010
	2010	Level 1	Level 2	Level 3
Warrant liability	$25,484	-	-	$25,484

The Company did not identify any other non-recurring assets and liabilities that are required to be presented on the balance sheet at fair value.

Earnings per share - Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Potentially dilutive shares of common stock consist of the common stock issuable upon the conversion of convertible debt, preferred stock and warrants. The Company has outstanding warrants to purchase 1,613,225 shares of common stock at exercise prices ranging from $1.06- $2.00 per share. The Company uses the if-converted method to calculate the dilutive preferred stock and the treasury stock method to calculate the dilutive shares issuable upon exercise of warrants.

The following table sets forth the computation of the number of net income per share for the six months ended June 30, 2010 and 2009.

	Six Months Ended June 30
	2010	2009
Weighted average shares of common stock outstanding (basic)	19,141,595	13,279,617
Shares issuable upon conversion of series B preferred stock	75,508	950,499
Shares issuable upon exercise of warrants	64,000	-
Weighted average shares of common stock outstanding (diluted)	19,281,103	14,044,160
Net income available to common shareholders	$(313,345)	$1,000,590
Net income per shares of common stock (diluted)	$(.02)	$.08

For the three months ended June 30, 2010, the Company did not include any shares of common stock issuable upon conversion of preferred stock and exercise of warrants, since such issuance would be antidilutive.

Accumulated other comprehensive income - The Company follows ASC 220 “Comprehensive Income”, formerly known as SFAS No. 130, “Reporting Comprehensive Income”, to recognize the elements of comprehensive income. Comprehensive income is comprised of net income and all changes to the statements of stockholders' equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the Company, comprehensive income for the six months ended June 30, 2010 and 2009 included net income and foreign currency translation adjustments.

Related parties - Parties are considered to be related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Transactions with related parties are disclosed in the financial statements.

Recent accounting pronouncements

In May 2009, the FASB issued ASC 855, “Subsequent Events”, formerly known as SFAS No. 165. SFAS No. 165 is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 No. is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted this statement for the financial statements since the quarter ended June 30, 2009.

In June 2009, the FASB issued ASC 860, “Transfers and servicing”, formerly known as SFAS No. 166, a revision to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, and will require more information about transfers of financial assets and where companies have continuing exposure to the risks related to transferred financial assets. SFAS 166 is effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In June 2009, the FASB issued ASC 810, “Consolidation”, formerly known as SFAS No. 167, a revision to FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, and will change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under SFAS No. 167, determining whether a company is required to consolidate an entity will be based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. SFAS No. 167 is effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis. The adoption of SFAS No. 167 will not have an effect on the Company’s financial statements

In June 2009, the FASB issued SFAS No. 168, "The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) and the Hierarchy of Generally Accepted Accounting Principles (GAAP) - a replacement of SFAS No. 162" (SFAS 168), which establishes the FASB ASC as the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. As a result of the adoption of SFAS 168, the majority of references to historically issued accounting pronouncements are now superseded by references to the FASB ASC, with no financial impact.

In August 2009, the FASB issued an Accounting Standards Update (“ASU”) regarding measuring liabilities at fair value. This ASU provides additional guidance clarifying the measurement of liabilities at fair value in circumstances in which a quoted price in an active market for the identical liability is not available; under those circumstances, a reporting entity is required to measure fair value using one or more of valuation techniques, as defined. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued an ASU regarding accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing.  This ASU requires that at the date of issuance of the shares in a share-lending arrangement entered into in contemplation of a convertible debt offering or other financing, the shares issued shall be measured at fair value and be recognized as an issuance cost, with an offset to additional paid-in capital. Further, loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings-per-share calculation.  This ASU is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In November 2009, the FASB issued an ASU regarding accounting for stock dividends, including distributions to shareholders with components of stock and cash. This ASU clarifies that the stock portion of a distribution to shareholders that contains components of cash and stock and allows shareholders to select their preferred form of the distribution (with a limit on the amount of cash that will be distributed in total) should be considered a stock dividend and included in EPS calculations as a share issuance. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements

In December 2009, FASB issued ASU No. 2009-16, Accounting for Transfers of Financial Assets. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 166,  Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140. The amendments in this Accounting Standards Update improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The adoption of this ASU did not have a material impact on its consolidated financial statements.

In December 2009, FASB issued ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) . The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The Company is currently evaluating the impact of this ASU, however, the Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

 In January 2010, FASB issued ASU No. 2010-01- Accounting for Distributions to Shareholders with Components of Stock and Cash. The amendments in this Update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). The amendments in this update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The adoption of this ASU did not have a material impact on its consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-02 – Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. The amendments in this Update affect accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary that is a business or nonprofit activity. The amendments also affect accounting and reporting by an entity that exchanges a group of assets that constitutes a business or nonprofit activity for an equity interest in another entity.  The amendments in this update are effective beginning in the period that an entity adopts SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51.” If an entity has previously adopted SFAS No. 160 as of the date the amendments in this update are included in the Accounting Standards Codification, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The amendments in this update should be applied retrospectively to the first period that an entity adopted SFAS No. 160. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-06 – Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2.  A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  2)  Activity in Level 3 fair value measurements.  In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. These disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU, however, the Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

4.   Concentration of Business and Credit Risk

Most of the Company’s bank accounts are in banks located in the PRC and are not covered by any type of protection similar to that provided by the FDIC on funds held in U.S. banks. The Company’s bank account in the United States is covered by FDIC insurance.

The Company is operating in the PRC, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between U.S. dollars and the Chinese RMB.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, trade accounts receivables and inventories, the balances of which are stated on the balance sheet. The Company places its cash in banks located in China. Concentration of credit risk with respect to trade accounts receivables is limited due to the Company's large number of diverse customers in different locations in China. The Company does not require collateral or other security to support financial instruments subject to credit risk.

For the six months ended June 30, 2010, two customers accounted for 10% or more of sales revenues, representing 32.9% and 18.8%, respectively of the total sales. For the three months ended June 30, 2010, one customer accounted for 10% or more of sales revenues, representing 30.1% of the total sales. As of June 30, 2010, there were three customers that constitute 23.3%, 16.9% and 10.8%, respectively of the accounts receivable. As of December 31, 2009, there were three customers that accounted for 17.6%, 15.4%, and 14% respectively of the accounts receivable.

For the six months ended June 30, 2010 and 2009, the Company had insurance expense of $24,810 and $0 respectively. Accrual for losses is not recognized until such time a loss has occurred.

5.    Income Taxes

Under the Provisional Regulations of The People’s Republic of China Concerning Income Tax on Enterprises promulgated by the PRC, which took effect on January 1, 2008, domestic and foreign companies pay a unified corporate income tax of 25% except a 15% corporation income tax rate for qualified high technology and science enterprises.

The Company has been granted a 100% tax holiday from enterprises income tax from the Xing He District Local Tax Authority for the ten years 2008 through 2018. This tax holiday could be challenged by higher taxing authorities in the PRC, which could result in taxes and penalties owed for those years. For the six months ended June 30, 2010 and 2009, the enterprise income tax at the statutory rates would have been approximately $36,097 and $172,257, respectively, and for the three months ended June 30, 2009, the enterprise income tax at the statutory rates would have been approximately $79,432 and none for 2010.

A reconciliation of the provision for income taxes with amounts determined by the PRC statutory income tax rate to income before income taxes is as follows:

	Six months ended June 30,
	2010	2009
Computed tax at the PRC statutory rate of 15%	$36,097	$172,257
Benefit of tax holiday	(36,097)	(172,257)
Income tax expenses per books	$-	$-

	Three months ended June 30,
	2010	2009
Computed tax at the PRC statutory rate of 15%	$-	$79,432
Benefit of tax holiday	-	(79,432)
Income tax expenses per books	$-	$-

6.    Trade Accounts Receivable - net

As of June 30, 2010 and December 31, 2009, trade accounts receivable consisted of the following:

	June 30, 2010	December 31, 2009
Amount outstanding	$5,938,356	$6,168,102
Bad debt provision	(998,943)	(997,683)
Net amount	$4,939,413	$5,170,419

For the six months ended June 30, 2010, no bad debt provision on account receivable. The difference between bad debt provision at June 30, 2010 and December 31, 2009 is solely due to the fluctuation of foreign currency exchange rates.
For the six months ended June 30, 2009, bad debt provision of $26,810 was recovered.

7.    Advance to suppliers, net

As of June 30, 2010 and December 31, 2009, advance to suppliers consisted of the following:

	June 30, 2010	December 31, 2009
Amount outstanding	$6,432,866	$827,477
Bad debt provision	(36,757)	(36,710)
Net amount	$6,396,109	$790,767

For the three and six months ended June 30, 2010 and 2009, no additional bad debt provision on advance to suppliers was charged to expenses. The difference between bad debt provision at June 30, 2010 and December 31, 2010 is solely due to the fluctuation of foreign currency exchange rate.

8.   Inventories

As of June 30, 2010 and December 31, 2009, inventories consisted of the following:

	June 30, 2010	December 31, 2009
Raw materials	$3,396,736	$1,953,374
Work in progress	12,452,598	12,531,362
Finished goods	720,144	1,891,706
Repair Parts	55,176	54,312
	$16,624,654	$16,430,754

Raw materials consist primarily of asphalt, petroleum coke, needle coke and other materials used in production. Finished goods consist of graphite electrodes, fine grain graphite and high purity graphite. The costs of finished goods include direct costs of raw materials as well as direct labor used in production. Indirect production costs such as utilities and indirect labor related to production are also included in the cost of inventory.

9.    Property and Equipment, net

As of June 30, 2010 and December 31, 2009, property and equipment consist of the following:

	June 30, 2010	December 31, 2009
Building	$11,218,491	$11,201,405
Machinery and equipment	20.987,714	20,961,237
Motor vehicles	41,125	41,073
Construction in progress	2,038,974	2,045,176
	34,386,304	34,248,891
Less: Accumulated depreciation	9,112,473	8,289,750
	$25,173,831	$25,959,141

For the six months ended June 30, 2010 and 2009, depreciation expense amounted to $809,146 and $635,329 was charged to cost of goods sold. For the three months ended June 30, 2010 and 2009, depreciation expense amounted to $404,690 and $326,054 was charged to cost of goods sold.

10.  Land Use Right

As of June 30, 2010 and December 31, 2009, land use rights consist of the following:

	June 30, 2010	December 31, 2009
Land Use Right	$8,992,421	$3,830,836
Less: Accumulated amortization	321,293	282,563
	$8,671,128	$3,548,273

For the six months ended June 30, 2010 and 2009, amortization expenses were $38,227 and $38,179, respectively. For the three months ended June 30, 2010 and 2009, amortization expenses were $10,887 and $19,099, respectively.

Future amortization of the land use rights is as follows:

12-month period ended June 30,
2011	$184,188
2012	184,188
2013	184,188
2014	184,188
2015	184,188
2016 and thereafter	7,750,188
Total	$8,671,128

11.	Stockholders’ equity

(a)	Restated Articles of Incorporation

On January 22, 2008, the Company changed its authorized capital stock to 120,000,000 shares of capital stock, of which 20,000,000 shares are shares of preferred stock, par value $0.001 per share, and 100,000,000 shares are shares of common stock, par value $0.001 per share. The restated articles of incorporation give the directors the authority to issue one or more series of preferred stock and to designate the rights, preferences, privileges and limitation of the holders of each set. The board of directors has designated the rights, preferences, privileges and limitation of two series of preferred stock -- the series A convertible preferred stock (“series A preferred stock”) and the the series B convertible preferred stock (“series B preferred stock”).

(b)   Stock Issuances; Warrants

On January 13, 2010, the Company sold in a private placement a total of 320,000 shares of Series B Convertible Preferred Stock and five-year warrants to purchase 128,000 shares of common stock at an exercise price of $1.30 per share, for an aggregate purchase price of $384,000.   The Company also paid the private placement agent $38,400 and issued a five-year warrant expiring on January 13, 2015 to purchase 16,000 shares of common stock at an exercise price of $1.32 per share. In connection with the private placement and pursuant to the transaction agreements, the Company deposited into escrow 16,000 shares of common stock, which are to be held in escrow to be returned to the Company or delivered to the investors, depending on whether the Company meets certain financial performance targets for the years ending December 31, 2010 and December 31, 2011.

On March 29, 2010 and April 1, 2010, the Company issued 28,000 and 100,000 shares of common stock to Series B preferred stock shareholders upon exercise of warrants at $1.3.

During the six months ended 2010, the Company issued 420,000 shares of common stock pursuant to three consulting agreements for consulting and investor relations service. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation 506 of the SEC thereunder. The fair value of $384,700 was recorded as expenses and there remain $274,700 to be amortized during 2010.

 (c) Deemed Preferred Stock Dividend

Upon completion of the private placement on December 22, 2009, the Company issued (i) 2,160,500 shares of series B preferred stock, with each share of series B preferred stock being convertible into one share of common stock (ii) warrants to purchase 1,064,200 shares of common stock at $1.30 per share to investors and warrants to purchase 108,025 shares of common stock at $1.32 per share to the placement agent. At December 22, 2009, the fair value of the warrants used to calculate the intrinsic value of the conversion option was estimated at $286,801 and was computed using the Black-Scholes option-pricing model with the following assumptions (1) risk-free interest rate at the date of grant (0.06%), (2) expected warrant life of 5 years, (3) expected volatility of 19%, and (4) 0% expected dividend.  The Company used the market price of its common stock at December 22, 2009, $1.38 per share, and the computed fair value of the series B preferred stock at December 22, 2009 was $2,981,490 and the effective preferred stock conversion price used was $0.95 per share. The proceeds were allocated to the fair value of the warrant liability, the fair value of the conversion option and then the residual to the preferred stock. The difference between the face value of the preferred stock and the allocated value was recorded as an additional preferred stock dividend at the date of issuance as the preferred stock was convertible to common at issuance. The other preferred stock dividend amounted to $772,982 from the transactions.

Upon completion of the private placement on January 13, 2010, the Company issued (i) 320,000 shares of series B preferred stock, with each share of series B preferred stock being convertible into one share of common stock (ii) warrants to purchase 128,000 shares of common stock at $1.30 per share to investors and warrants to purchase 16,000 shares of common stock at $1.32 per share to the placement agent. At January 13, 2010, the fair value of the warrants used to calculate the intrinsic value of the conversion option was estimated at $76,810 and was computed using the Black-Scholes option-pricing model with the following assumptions (1) risk-free interest rate at the date of grant (0.06%), (2) expected warrant life of 5 years, (3) expected volatility of 19%, and (4) 0% expected dividend.   The Company used the market price of its common stock at January 13, 2010, $1.74 per share, and the computed fair value of the series B preferred stock at January 13, 2010 was $556,800 and the effective preferred stock conversion price used was $0.93 per share. The proceeds were allocated to the fair value of the warrant liability, the fair value of the conversion option and then the residual to the preferred stock. The difference between the face value of the preferred stock and the allocated value was recorded as an additional preferred stock dividend at the date of issuance as the preferred stock was convertible to common at issuance. The other preferred stock dividend amounted to $132,778 from the transactions.

12.  Short-term bank loans

As of June 30, 2010 and December 31, 2009, short term loans consisted of the following:

	June 30, 2010	December 31, 2009

Bank loans dated July 21, 2010, due July 19, 2011 with an interest rate of 6.903%, interest payable monthly.	$3,058,227	$-

Bank loan dated June 17, 2010, due June 10, 2011 with an interest rate of 6.903%, interest payable quarterly, secured by equipment and land use rights	5,140,557	-

Bank loans dated February 11, 2010, due February 8, 2011 with an interest rate of 12.213%, interest payable monthly, secured by property and equipment and land use rights	660,929	-

Bank loans dated June 17, 2009, due June 15, 2010 with an interest rate of 9.711%, interest payable monthly, secured by property and equipment and land use rights		5,173,072

Bank loan dated June 16, 2009, due June 1, 2010 with an interest rate of 7.434%, interest payable quarterly, secured by equipment and land use rights		3,439,829
	$8,859,713	$8,573,091

13.  Long-term bank loan

	June 30, 2010	December 31, 2009
Bank loans dated October 10, 2008, due October 9, 2011 with an interest rate of 6.75%, interest payable monthly.	$3,231,208	$3,227,132
Less: current portion	(1,615,604)	(1,613,566)
Non-current portion	$1,615,604	$1,613,566

14.  Trade notes payable

As of June 30, 2010 and 2009, trade notes payable were $7,343,654 and $5,843,852. The Company was requested by certain of its suppliers to settle trade liabilities incurred in the ordinary course of business by issuance of notes guaranteed by a bank acceptable to the supplier. The notes are interest-free with maturity of six months from date of issuance.

Item 2.   Management’s Discussion and Analysis Financial Condition and Results of Operations.

Caution Regarding Forward-Looking Statements

This quarterly report on Form 10-Q contains forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors ” in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “ believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

Overview

We are engaged in the manufacture of graphite based products in the People’s Republic of China.  Our products are either used in the manufacturing process for other products, particularly metals, or for incorporation in various types of products or processes. Based on information we receive about our industry in the course of our business, we believe that we are the largest wholesale supplier of fine grain graphite and high purity graphite in China and one of China’s largest producers and suppliers of graphite products overall.  We currently manufacture and sell the following types of graphite products:

•	graphite electrodes;

•	fine grain graphite ; and

•	high purity graphite.

Approximately 40% to 50% of our graphite electrodes are sold directly to end users in China, primarily consisting of steel manufacturers.  All other sales are made to over 200 distributors located throughout 22 provinces in China.  Our distributors then sell our products to end customers both in China and in foreign countries, including, among others, Japan, the United States, Spain, England, South Korea and India.

Until the third quarter of 2008, we experienced rapid growth in our operations.  Since the fourth quarter of 2008, however, as a result of the global economic crisis, the steel industry in general has slowed, which has caused our revenues and gross margin to decline significantly.  Specifically, we had significant decline in sales of graphite electrodes. We also had a decrease in the demand of high purity graphite in the six months ended June 30, 2010. We expect the downturn in the graphite electrode and high purity graphite market to extend into 2010 and we cannot predict when or whether the economic downturn will cease to affect our business.  If the global financial crisis continues to negatively affect our revenues and cash flows, we may need to borrow additional funds or raise additional capital.  There can be no assurance that such sources of funding would be available upon terms favorable to us, if at all.  In the event that we raised capital through the issuance of equity or convertible securities, the holdings of existing shareholders would be diluted.

During the six months ended June 30, 2010, our declining margin reflected changes in our product mix, with an increasing percentage of sales being sales of lower margin semi-processed graphite products and graphite blanks, as a result of declining demand for higher margin graphite electrodes and high purity graphite.

As previously disclosed we entered a letter of intent to acquire Chiyu Carbon Graphite Ltd; discussion and negotiation of the potential acquisition are still ongoing, and we expect to close the acquisition in 2010.

Significant Accounting Estimates and Policies

The discussion and analysis of our financial condition and results of operations is based upon our financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities. On an on-going basis, we evaluate our estimates including the allowance for doubtful accounts, the salability and recoverability of our products, income taxes and contingencies. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

We recognize revenue in accordance with ASC 605-25, Revenue Recognition of Financial Statements, formerly known as Staff Accounting Bulletin No. 104, Revenue Recognition, which states that revenue should be recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the service has been rendered; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. Sales represent the invoiced value of goods, net of value added tax (“VAT”), if any, and are recognized upon delivery of goods and passage of title.

Comprehensive Income

We have adopted Statements of ASC 220, Comprehensive Income, formerly known as SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of general-purpose financial statements. We have chosen to report comprehensive income (loss) in the statements of operations and comprehensive income.

Income Taxes

We account for income taxes under the provisions of ASC 740 Income Tax, formerly known as SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2008, the Chinese new income tax law sets unified income tax rate for domestic and foreign companies at 25% except a 15% corporate income tax rate for qualified high technology and science enterprises. In accordance with this new income tax law, low preferential tax rate in accordance with both the tax laws and administrative regulations prior to the promulgation of this Law gradually becomes subject to the new tax rate within five years after the implementation of this law.

We have been recognized as a high technology and science company by the Ministry of Science and Technology of the PRC. The Xing He District Local Tax Authority in the Nei Mongol province granted us a 100% tax holiday with respect to enterprise income tax for ten years 2008 through 2018. Afterwards, based on the present tax law and our status as a qualified high technology and science company, we will be subject to a corporation income tax rate of 15% effective in 2019.

Inventories

Inventories are stated at the lower of cost, determined on a weighted average basis, and net realizable value. Work in progress and finished goods are composed of direct material, direct labor and a portion of manufacturing overhead. Net realizable value is the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose. Management believes that there was no obsolete inventory as of June 30, 2010 or December 31, 2009.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Major expenditures for betterments and renewals are capitalized while ordinary repairs and maintenance costs are expensed as incurred. Depreciation and amortization is provided using the straight-line method over the estimated useful life of the assets after taking into account the estimated residual value.

Land Use Rights

There is no private ownership of land in China. All land ownership is held by the government of China, its agencies and collectives. Land use rights are obtained from government, and are typically renewable. Land use rights can be transferred upon approval by the land administrative authorities of China (State Land Administration Bureau) upon payment of the required transfer fee. We own the land use right for 2,356,209 square feet, of which 290,626 square is occupied by our facilities, for a term of 50 years, beginning from issuance date of the certificates granting the land use right. We record the property subject to land use rights as intangible asset.

Each intangible asset is reviewed periodically or more often if circumstances dictate, to determine whether its carrying value has become impaired. We consider assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. We also re-evaluate the amortization periods to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Research and Development

Research and development costs are expensed as incurred, and are included in general and administrative expenses. These costs primarily consist of cost of material used and salaries paid for the development of our products and fees paid to third parties. Our research and development expense for the three months ended June 30, 2010 and 2009 has not been significant.

Value added tax

Pursuant to China’s VAT rules and regulations, as an ordinary VAT taxpayer we are subject to a tax rate of 17% (“output VAT”). The output VAT is payable after offsetting VAT paid by us on purchases (“input VAT”). Under the commercial practice of the PRC, the Company paid VAT and business tax based on tax invoices issued.

The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event that the PRC tax authorities dispute the date of which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty, which can range from zero to five times the amount of the taxes that are determined to be late or deficient. In the event that a tax penalty is assessed on late or deficient payments, the penalty will be expensed as a period expense if and when a determination has been made by the taxing authorities that a penalty is due. We have been granted an exemption from VAT by the Xinghe County People’s Government and Xinghe Tax Authority on some products for which an exchange agreement is in place for raw materials and fuel.  We have been granted an exemption from VAT by the Xing He County People’s Government and Xing He Tax Authority on some products in which an exchange agreement is in place for raw materials and fuel.

Recent accounting pronouncements

In May 2009, the FASB issued ASC 855, “Subsequent Events”, formerly known as SFAS No. 165. SFAS No. 165 is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 No. is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted this statement for the financial statements since the quarter ended June 30, 2009.

In June 2009, the FASB issued ASC 860, “Transfers and servicing”, formerly known as SFAS No. 166, a revision to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, and will require more information about transfers of financial assets and where companies have continuing exposure to the risks related to transferred financial assets. SFAS 166 is effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In June 2009, the FASB issued ASC 810, “Consolidation”, formerly known as SFAS No. 167, a revision to FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, and will change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under SFAS No. 167, determining whether a company is required to consolidate an entity will be based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. SFAS No. 167 is effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis. The adoption of SFAS No. 167 will not have an effect on the Company’s financial statements

In June 2009, the FASB issued SFAS No. 168, "The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) and the Hierarchy of Generally Accepted Accounting Principles (GAAP) - a replacement of SFAS No. 162" (SFAS 168), which establishes the FASB ASC as the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. As a result of the adoption of SFAS 168, the majority of references to historically issued accounting pronouncements are now superseded by references to the FASB ASC, with no financial impact.

In August 2009, the FASB issued an Accounting Standards Update (“ASU”) regarding measuring liabilities at fair value. This ASU provides additional guidance clarifying the measurement of liabilities at fair value in circumstances in which a quoted price in an active market for the identical liability is not available; under those circumstances, a reporting entity is required to measure fair value using one or more of valuation techniques, as defined. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued an ASU regarding accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing.  This ASU requires that at the date of issuance of the shares in a share-lending arrangement entered into in contemplation of a convertible debt offering or other financing, the shares issued shall be measured at fair value and be recognized as an issuance cost, with an offset to additional paid-in capital. Further, loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings-per-share calculation.  This ASU is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In November 2009, the FASB issued an ASU regarding accounting for stock dividends, including distributions to shareholders with components of stock and cash. This ASU clarifies that the stock portion of a distribution to shareholders that contains components of cash and stock and allows shareholders to select their preferred form of the distribution (with a limit on the amount of cash that will be distributed in total) should be considered a stock dividend and included in EPS calculations as a share issuance. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements

In December 2009, FASB issued ASU No. 2009-16, Accounting for Transfers of Financial Assets. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 166,  Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140. The amendments in this Accounting Standards Update improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The adoption of this ASU did not have a material impact on its consolidated financial statements.

In December 2009, FASB issued ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) . The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The Company is currently evaluating the impact of this ASU, however, the Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

 In January 2010, FASB issued ASU No. 2010-01- Accounting for Distributions to Shareholders with Components of Stock and Cash. The amendments in this Update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). The amendments in this update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The adoption of this ASU did not have a material impact on its consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-02 – Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. The amendments in this Update affect accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary that is a business or nonprofit activity. The amendments also affect accounting and reporting by an entity that exchanges a group of assets that constitutes a business or nonprofit activity for an equity interest in another entity.  The amendments in this update are effective beginning in the period that an entity adopts SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51.” If an entity has previously adopted SFAS No. 160 as of the date the amendments in this update are included in the Accounting Standards Codification, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The amendments in this update should be applied retrospectively to the first period that an entity adopted SFAS No. 160. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-06 – Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2.  A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  2)  Activity in Level 3 fair value measurements.  In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. These disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU, however, the Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

RESULTS OF OPERATIONS

Three Months Ended June 30, 2010 and 2009

The following table sets forth the results of our operations for the periods indicated  in U.S. dollars and as a percentage of net sales (dollars in thousands):

	Three months ended June 30,
	2010		2009
	US Dollars	Percentage	US Dollars	Percentage
Sales	$3,248	100.00%	$3,658	100.0%
Cost of sales	3,020	92.98%	2,804	76.65%
Gross profit	228	7.02%	854	23.35%
Operating expenses	1,020	31.40%	350	9.57%
Income from operations	(792)	(24.38)%	504	13.78%
Other income	-	-%	234	6.40%
Change in fair value of warrants	1,783	54.90%		%
Other expense	(3)	(0.09)%	(1)	(0.03)%
Interest expense	(268)	(8.25)%	(206)	(5.64)%
Income before income tax expense	720	22.18%	530	14.49%
Provision for income taxes	-	-%	-	-%
Net income	$720	22.18%	$530	14.49%
Dividend	(15)	(0.46)%	-	-%
Net income available to common shareholders	$705	21.72%	$-	-%
Foreign currency translation adjustment	146	4.50%	4	0.10%
Comprehensive income	$866	26.68%	$534	14.59%

Sales. During the three months ended June 30, 2010, we had sales of $3,248 as compared to sales of $3,658 for the three months ended June 30, 2009, a decrease of $410, or approximately 11.21%.Our revenue was generated mainly from sales of fine grain graphite, graphite blanks and semi-processed graphite products. Sales decrease was attributable primarily to the  significant drop in demand of graphite electrodes results from the global economic downturn. Sales for high purity graphite also experienced a significant decrease during the three months ended June 30, 2010 also due to decreased demand.

For the three months ended June 30, 2010, one customer accounted for 10% or more of sales revenues, representing 30.1% of the total sales. As of June 30, 2010, there were three customers that constitute 23.3%, 16.9% and 10.8%, respectively of the accounts receivable. As of June 30, 2009, there were four customers that constitute 15.7%, 15.2%, 12.3%, and 11.4% respectively of the accounts receivable.

Cost of sales; gross margin. During the three months ended June 30, 2010, our cost of sales was $3,020, as compared to $2,804 during the three months ended June 30, 2009, an increase of $216, or 7.70%. As a result, our gross profit decreased $626 or 73.30%, for the three months ended June 30, 2010. Our gross margin decreased from 23.35% for the three months ended June 30, 2009 to 7.02% for the three months ended June 30, 2010. The decrease was associated with change in product mix. We increased sales of graphite blanks and semi-processed graphite products due to the significant decrease in demand of high purity graphite and graphite electrodes. These products have much lower gross margin.

Selling, general and administrative expenses.

Selling, general and administrative expenses totaled $1,020 for the three months ended June 30, 2010, as compared to $350 for the three months ended June 30, 2009, an increase of $670, or approximately 191.43%.

Selling expenses increased from $9 for the three months ended June 30, 2009 to $21 for the three months ended June 30, 2010, or 134.14%. The increase was due to higher shipping and handling expenses.

General and administrative expenses were $988 for the three months ended June 30, 2010, compared to $321 for the three months ended June 30, 2009.  The increase in general administrative expense was primarily due to increase in stock compensation expenses as well as the increase in public company expenses, in particular additional expenses in respect to the private offering and the S-1 registration.

Depreciation and amortization expense. Depreciation and amortization amounted to $416 for the three months ended June 30, 2010 and $345 for the three months ended June 30, 2009, of which $405 for 2010 and $326 for 2009 were included in cost of sales and $11 for 2010 and $19 for 2009 were included in operating expenses.

Income from operations. As a result of the factors described above, operating loss amounted to $(792) for the three months ended June 30, 2010, as compared to operating income of $504 for the three months ended June 30, 2009, a decrease of approximately $1,296, or 257.14%. Decrease in operating income was primarily due to a decrease in sales and gross margin as well as an increase in general administrative expenses.

Other income (expenses). Interest expense was $268 three months ended June 30, 2010, as compared with $206 for the three months ended June 30, 2009, reflecting increased borrowings.  Other income, which consisted of government grants, was $234 for the three months ended June 30, 2009 and none for the three months ended June 30, 2010. Other income for the three months ended June 30, 2010 also included $1,783 resulting from the change in fair value of warrants as a result of adopting ASC 820-10, Fair value measurement for non-financial assets and liabilities. Other expense was $3 for the three months ended June 30, 2010 and $1 for 2009.

Income tax.  During the three months ended June 30, 2010 and 2009, we benefited from a 100% tax holiday from the PRC enterprise tax.  As a result, we had no income tax due for these periods..

Net income. As a result of the factors described above, our net income for the three months ended June 30, 2010 was $720, as compared to $530 for the three months ended June 30, 2009, an increase of $190, or 35.85%.

Dividend. Pursuant to the terms of a private offering we consummated on December 22, 2009 and January 13, 2010 , the Series B preferred stock offers a 6% dividend. The preferred stock dividend is payable quarterly commencing April 1, 2010. As a result, we incurred dividend expense of $15 for the three months ended June 30, 2010.

Net income available to common shareholders.  Net income available for common shareholders was $705, or $0.04 per share (basic and diluted), for the three months ended June 30, 2010 compared to net income of $529, or $0.04 per share (basic and diluted), for the three months ended June 30, 2009.

Six Months Ended June 30, 2010 and 2009

The following table sets forth the results of our operations for the periods indicated in U.S. dollars and as a percentage of net sales (dollars in thousands):

	Six months ended June 30,
	2010		2009
	US Dollars	Percentage	US Dollars	Percentage
Sales	$8,095	100.00%	$6,651	100.0%
Cost of sales	6,842	84.52%	4,857	74.14%
Gross profit	1,253	15.48%	1,694	25.86%
Operating expenses	1,477	18.24%	(814)	(12.42)%
Income from operations	(224)	(2.76)%	880	13.44%
Other income	-	-%	526	8.03%
Chang in fair value of warrants	563	6.95%	-	-%
Other expense	(3)	(0.04)%	(1)	(0.02)%
Interest expense	(474)	(5.86)%	(405)	(6.18)%
Income before income tax expense	(138)	(1.71)%	1,000	15.27%
Provision for income taxes	-	-%	-	-%
Net income	$(138)	(1.71)%	$1,000	15.27%
Deemed preferred stock dividend	(133)	(1.64)%	-	-%
Dividend	(51)	(0.63)%	-	-%
Net income available to common shareholders	(322)	(3.98)%	1,000	15,27%
Foreign currency translation adjustment	47	0.58%	49	0.75%
Comprehensive income	$(91)	(1.12)%	$1,049	16.02%

Sales. During the six months ended June 30, 2010, we had sales of $8,095 as compared to sales of $6,551 for the six months ended June 30, 2009, an increase of $1,544 or approximately 23.57%.  The low sales revenue in the first two quarters 2009 was primarily due to weak demand of graphite products, graphite electrode in particular in 2009, as well as the residual effect of the closedown of our facility in anticipation of the 2008 Olympics. Our revenue for the six months ended June 30, 2010 was mainly from sales of fine grain graphite, graphite blanks and semi-processed graphite products. We experienced a significant decrease in the demand of graphite electrodes and high purity graphite during the six months ended June 30, 2010 resulting from the global economic slow down.

For the six months ended June 30, 2010, two customers accounted for 10% or more of sales revenues, representing 32.9% and 18.8%, respectively of the total sales. As of June 30, 2010, there were three customers that constitute 23.3%, 16.9% and 10.8%, respectively of the accounts receivable. As of December 31, 2009, there were three customers that accounted for 17.6%, 15.4%, and 14% respectively of the accounts receivable.

Cost of sales; gross margin. During the six months ended June 30, 2010, our cost of sales was $6,842, as compared to $4,857 during the six months ended June 30, 2009, an increase of $1,985, or 40.87%. As a result, our gross profit decreased $441 or 26.03%, for the six months ended June 30, 2010. Our gross margin decreased from 25.86% for the six months ended June 30, 2009 to 15.48% for the six months ended June 30, 2010. The decrease reflects the variance in production mix. We increased sales of graphite blanks and semi-processed graphite products due to the significant decrease in demand of high purity graphite and graphite electrodes. These products have much lower gross margin.

Selling, general and administrative expenses.

Selling, general and administrative expenses totaled $1,477 for the three months ended June 30, 2010, as compared to $814 for the three months ended June 30, 2009, an increase of $663, or approximately 81.45%.

Selling expenses decreased from $318 for the six months ended June 30, 2009 to $47 for the six months ended June 30, 2010, or 85.31%. The decrease was due to lower shipping and handling expenses in the first two quarters 2010 compared to 2009.

General and administrative expenses were $1,392 for the six months ended June 30, 2010, compared to $457 for the six months ended June 30, 2009.  The increase in general administrative expense was primarily due to the increase in costs associated with private offering, public company expenses as well as stock compensations.

Depreciation and amortization expense. Depreciation and amortization amounted to $847 for the six months ended June 30, 2010 and $673 for the six months ended June 30, 2009, of which $809 for 2010 and $635 for 2009 were included in cost of sales and $38 for 2010 and $38 for 2009 were included in operating expenses.

Income from operations. As a result of the factors described above, operating loss amounted to $(224) for the six months ended June 30, 2010, as compared to operating income of $880 for the six months ended June 30, 2009, a decrease of approximately $1,104, or 125.45%.

Other income (expenses). Interest expense was $474 six months ended June 30, 2010, as compared with $405 for the six months ended June 30, 2009, reflecting increased borrowings. We had nominal interest income during the six months ended June 30, 2010 and 2009. Other income, which consisted of government grants, was $526 for the six months ended June 30, 2009 and none for the six months ended June 30, 2010. Other income for the six months ended June 30, 2010 also included $563 resulting from the change in fair value of warrants as a result of adopting ASC 820-10, Fair value measurement for non-financial assets and liabilities. Other expense was $2.9 for the six months ended June 30, 2010 and $1 for 2009.

Income tax.  During the six months ended June 30, 2010 and 2009, we benefited from a 100% tax holiday from the PRC enterprise tax.  As a result, we had no income tax due for these periods.

Net income. As a result of the factors described above, our net loss for the six months ended June 30, 2010 was $(138), as compared to net income of $1,000 for the six months ended June 30, 2009, a decrease of $1,138, or 113.8%.

Deemed preferred dividend. As a result of the private placement on January 13, 2010, we incurred a preferred stock deemed dividend of $132,778, of which $86,227 representing the intrinsic value of the conversion feature of the warrants issued with the preferred stock and $46,551 representing the allocated value of the warrants.  The deemed preferred stock dividend is a non-cash charge which did not affect our operations or cash flow for the six months ended June 30, 2010.  There was no comparable item in the six months ended June 30, 2009.

Dividend. Pursuant to the terms of private offering, the Series B preferred stock offers a 6% coupon. The preferred stock dividend is payable quarterly commencing April 1, 2010. As a result, we incurred dividend expense of $51 for the six months ended June 30, 2010.

Net income available to common shareholders.  Net loss available for common shareholders was $(332), or $(0.02) per share (basic and diluted), for the six months ended June 30, 2010 compared to net income of $1,000 , or $0.08 and $0.07 per share (basic and diluted), for the six months ended June 30, 2009.

Liquidity and Capital Resources

General

Our primary capital needs have been to fund our working capital requirements.  Our primary sources of financing have been cash generated from operations, short-term and long-term loans from banks in China, and loans from a related party. At June 30, 2010, we had loans in the aggregate amount of $12.1 million outstanding, which included short term bank loans of $8.9 million, the current portion of a long term-loan of $1.6 million and a long-term loan of $1.6 million.  Our short-term bank loans, which are due in February 2011, bear interest at an annual rate of 12.213% as to $0.66 million of the principal and 6.903% as to $5.14 million of the principal due in June 2011.  We also have a $3.06 million short term bank loan due in July 2011, bearing interest at an annual rate of 6.903%.  The short-term bank loans are secured by a security interest on our fixed assets and land use rights.  We have also obtained a long-term bank loan, in the principal amount of $3.2 million, $1.6 million of which is due in October 2010 and the remainder in October 2011. We do not expect to be able to repay these loans at their respective maturity dates.  This loan bears interest at an annual rate of 6.75%.  Although we believe that we will be able to obtain extensions of these loans when they mature, we cannot assure you that such extensions will be granted.  In the event the loans are not extended and we default in our obligations the lenders could call the loans, foreclose on the collateral securing the loans and seek other remedies.  In such an event, our operations and financial conditions would be materially adversely affected and we would be forced to cease operations if alternative funding is not obtained.

We expect that anticipated cash flows from operations, short-term and long-term bank loans and loans from a related party will be sufficient to fund our operations through at least the next twelve months, provided that:

•	We generate sufficient business so that we are able to generate substantial profits, which cannot be assured;

•	Our banks continue to provide us with the necessary working capital financing; and

•	We are able to generate savings by improving the efficiency of our operations.

In December 2009 and January 2010, we raised an aggregate of approximately $3 million in a private placement transaction.  We may require additional equity, debt or bank funding to finance acquisitions or to allow us to produce graphite for the nuclear industry, which are our primary growth strategies.  We can provide no assurances that we will be able to enter into any financing agreements on terms favorable to us, if at all, especially considering the current global instability of the capital markets.  In addition, although we expect to refinance our bank loans when they mature, we can provide no assurances that we will be able to refinance such loans on terms favorable to us, if at all.

At June 30, 2010, cash and cash equivalents were $8,059,541, as compared to $2,709,127 at December 31, 2009, an increase of 5,350,414.  Our working capital decreased by $4,362,632 to $7,597,540 at June 30, 2010 from a working capital of $11,960,172 at December 31, 2009.  Our cash position increased significantly, by $1,734,036 from $6,325,505 at June 30, 2009 to $8,059,541 at June 30, 2010, due  in part to the capital raise of $3.0 million in a private placement transactions in December 2009 and January 2010, additional borrowing from banks, as well as additional notes guarantee to certain suppliers.

Advance to suppliers increased from $790,767 at December 31, 2009 to $6,396,109 at June 30, 2010, an increase of $5,605,342. The increase reflects new notes guaranteeing future payable obligations as requested by certain of our suppliers to settle trade liabilities in respect of future deliveries to be incurred in the ordinary course; the notes are guaranteed by a bank acceptable to the supplier. The notes are interest-free with maturity of six months from date of issuance.

Trade notes payable reflect our obligations to bank lenders who have guaranteed our future payable obligations as requested by certain of our suppliers.

Accounts payable increased from $2,005,583 at December 31, 2009 to $8,113,983 at June 30, 2010, an increase of $6,108,400. The increase is also associated with the notes guarantee obtained from bank but not yet paid to the suppliers, and the slowing of vendor payments due to the economic downturn.

The increase in cash reflects restricted cash supporting the bank guarantee of the advance to suppliers and also reflects the increase in the days outstanding of our payables, as the economic downturn has caused somewhat slower payment to our suppliers.

First two Quarters Ended June 30, 2010 Compared to First two Quarters Ended June 30, 2009

The following table sets forth information about our net cash flow for the years indicated (in thousands of dollars):

Cash Flows Data:
	For First two Quarters Ended June 30
	2010	2009
Net cash flows provided by operating activities	9,701,454	6,477,173
Net cash flows used in investing activities	(5,131,199)	(3,330,132)
Net cash flows provided by financing activities	752,538	3,127,948

Net cash flow provided by operating activities was $9,701,454 in first two quarters 2010 as compared to net cash flow provided by operating activities was $6,477,173 in first two quarters 2009, an increase of $3,224,281.   Net cash flow provided by operating activities in first two quarters 2010 was mainly due to an increase in trade notes payable of $7,315,567, a decrease in other receivable of $740,594, an increase in accounts payable and other payable of $5,870,586 and $859,069, respectively, and the add-back of non-cash items of depreciation and amortization of $847,372 and stock compensation of $384,700, offset by an increase in advance to suppliers of $5,582,909 and inventory of $172,484.

Net cash flow provided by operating activities in the six months ended June 30, 2009 was mainly due to our net income of $1,000,590, an increase in trade notes payable of $5,845,219, an increase in accounts payable and accrued expenses of $829,107 and an increase in advance from customers of $450,170, offset by an increase of accounts receivable of $535,950, other receivable of $716,403 and a decrease in taxes payable of $355,011.

Net cash flow provided by operating activities is sensitive to many factors, including our operating results, inventory management, ability to collect accounts receivable and timing of cash receipts and payments.  For the first two quarters ended June 30, 2010, the inventory turnover did not vary significantly from December 31, 2009.

Net cash flow used in investing activities was $5,131,199 for first two quarters 2010 and $3,330,020 for first two quarters 2009.  For 2010, approximately all of the $5 million cash flow was used in acquisition of land use rights. Net cash flow used in investing activities was $1,478,173 for the six months ended June 30, 2009, of which $1,629,192 was used to purchase properties and equipments and $1,700,828 was used in constructing new buildings.

Net cash flow provided by financing activities was $752,538 for first two quarters 2010.  Net proceeds from bank loans  amounted $273,931. We also received a net proceed of $505,250 by issuing common and Series B preferred stock to shareholders. Net cash flow provided by financing activities was $3,127,948 for first two quarters 2009. We received $67,900 from investor by issuing 70,000 shares of common stock pursuant to a share purchase agreement. We received repayment of $290,876 from a related party and borrowed an additional $2,769,172 bank loan.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Not applicable to smaller reporting companies.

Item 4.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, including Donghai Yu, our chief executive officer, and Ting Chen, our chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2010.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based on that evaluation, our chief executive and financial officers concluded that because of the significant deficiencies in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of June 30, 2010.

Changes in Internal Control over Financial Reporting

No changes in the internal control over our financial reporting have come to management's attention during our last fiscal quarter that have materially affected, or are likely to materially affect, our internal control over financial reporting.

Limitations on Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

PART II – OTHER INFORMATION

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds.

On March 29, 2010 and April 1, 2010, the Company issued 28,000 and 100,000 shares of common stock to Series B preferred stock shareholders upon exercise of warrants at $1.30.  The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation 506 thereunder.

During the six months ended 2010, the Company issued 420,000 shares of common stock pursuant to three consulting agreements for consulting and investor relations service. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation 506 of the SEC thereunder.

Item 6. Exhibits

31.1      Rule 13a-14(a)/15d-14(a) certification of Chief Executive Officer
31.2      Rule 13a-14(a)/15d-14(a) certificate of Principal Financial Officer
32.1      Section 1350 certification of Chief Executive Officer and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA CARBON GRAPHITE GROUP, INC.

Date: August 16, 2010	By:	/s/ Donghai Yu
Donghai Yu
Chief Executive Officer

Date: August 16, 2010	By:	/s/ Ting Chen
Ting Chen
Chief Financial Officer